Deutsche Bank

June 20, 2012	Deutsche Bank AG New York Legal Department 60 Wall Street, 36th Floor New York, NY 10005-2858 Tel 212-250-2500

Via EDGAR and Electronic Mail

Ms. Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
Securities and Exchange Commission

Re:	Deutsche Bank Aktiengesellschaft
424 Prospectuses relating to Registration Statement on Form F-3ASR
Filed September 29, 2009
File No. 333-162195

Dear Ms. Starr:

Deutsche Bank Aktiengesellschaft (the “Bank”) is pleased to submit this supplemental response to the Bank’s initial response, dated April 27, 2012, to the letter received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 12, 2012, concerning the Staff’s review of takedowns of structured notes from the Bank’s shelf Registration Statement (“structured notes”).  On our conference call with the Staff, held on June 6, 2012, you asked us to provide by a supplemental filing a detailed explanation of the method by which the Bank’s structured notes are constructed, priced and valued.

The Components of Value and Price

As is well understood, a structured note can generally be thought of as being economically constructed of a bond and one or more embedded options and/or other derivatives.  Typically, the process of assembling these components into a structured note to be issued by the Bank (the “note issuer”) is driven by a desk or business unit of the Bank (a “structuring unit”) that is building a financial product in anticipation of, or in response to, perceived customer demand.

Accordingly, the issue price of each structured note can be broken down into the following components of value: (1) the bond (often a zero-coupon bond), (2) the embedded options or other derivatives (the value of which includes associated hedging and transaction costs), (3) distribution fees relating to the structured note and (4) the Bank’s profit or loss.  In calculating the issue price and value of a particular structured note, the Bank determines a value for each of these components, as follows.

Bond Component. The value of the bond component of a structured note is generally calculated as the present value of the cash payments (including principal and any coupons) associated with a non-structured note with a principal amount equal to the par value of the structured note, discounted at the Bank’s internal funding rate, typically expressed as a spread to a market rate (such as LIBOR).  The internal funding rate is determined by the Bank’s Treasury department based primarily on the Bank’s market-based yield curve, but it is adjusted to account for the Treasury department’s need or desire for funds for the period matching the term of the particular structured note.

As an example, assume the structuring unit intends to construct a structured note with a 5-year term and no coupon. In this case, the bond component could be thought of as a zero-coupon

Chairman of the Supervisory Board: Paul Achleitner
Management Board: Jürgen Fitschen (Co-Chairman), Anshuman Jain (Co-Chairman), Stefan Krause, Stephan Leithner, Stuart Lewis, Rainer Neske, Henry Ritchotte
Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main; HRB No 30 000, Frankfurt am Main, Local Court; VAT ID No DE114103379; www.db.com

bond. Assume that the Bank’s Treasury department quotes an internal funding rate equal to 3-month LIBOR plus 50 basis points (0.5%).  If 3-month LIBOR is equal to 0.5%, the total funding rate, as measured at issuance, would equal 1% per year, which would (ignoring compounding for this example) result in a 5% total discount on the zero-coupon bond component over the term of the structured note and therefore a bond value of 95% of par.

Embedded Option Component. The variety of options that may be embedded in structured products is broad, but the structuring unit values each option using market standard models and parameter inputs.  In some circumstances, the note issuer can hedge the embedded option (or components thereof) by entering into a corresponding option with a third party derivatives dealer.  For most underlying assets, however, the note issuer or its affiliates will hedge the embedded option by engaging in “dynamic hedging” transactions in the underlying assets or other related assets or in derivatives thereof.

Transaction costs are incurred by the note issuer in connection with its hedging of the embedded option (whether by entering into a corresponding third party option or by dynamic hedging), with such costs varying based upon prevailing market conditions, such as the ease of access to, and liquidity of the market for, the underlying assets.  Therefore, when we determine the value of an option, we generally start with mid levels of the relevant parameter inputs (either market levels or our estimates) to arrive at a “mid-price” and then adjust each input by an amount – either up or down depending on whether we are selling or buying exposure, respectively – that, in the aggregate, we consider appropriate to take into account these expected transaction costs.  These adjustments would increase the price of the option in instances where we are notionally selling the embedded option and decrease the price of the option in instances where we are notionally buying the option.  The resulting amount represents what we refer to internally as the “zero P&L” price of the option.

Returning to the example above, let us now add to the structure an embedded call option on a basket of two underlying assets with a mid-market value, determined as described above, equal to 2.5% of par of the structured note.  Assume further that we would estimate our expected transaction costs associated with the option to be 0.5%.  Assuming the option represents, from our perspective as the note issuer, a short position (i.e., we are notionally selling the option), this amount would be added to the mid-market value, so that our total zero P&L price of the option would be 3% of par.

Distribution Fees.  In computing the price of the structured note, the amount payable for distribution fees is then added.  Returning to the example above, let us assume distribution fees equal 1.25% of par.

Profit or Loss.  To the aggregate value of the bond, zero P&L option and distribution fees, an amount is then added to reflect an appropriate profit for the particular issuance, structure and situation.  In our example, let us say that figure is 0.75%.

It is important to note that the general terms of a structured note are typically established at the commencement of the marketing period, and the values of its components can be expected to vary during the marketing period.  While it is the Bank’s practice to market notes within a prescribed range for one or more “pricing variables,” which can often enable a targeted profit to be achieved upon final pricing, it is possible that, on occasion, the sum of the components other than profit will exceed the issue price of a structured note.  While the Bank may determine in such a case not to issue the structured note, there are commercial circumstances under which the Bank may determine to issue the structured note at a loss.

Aggregate Issue Price.  Together, these components – a bond value of 95%, a  zero P&L option value of 3%,  distribution fees of 1.25% and  profit of 0.75% – add up to the structured note’s issue price of 100% of par.

Theoretical Mid-market Values

In the above example, the theoretical value upon issuance would be 97.5%, equal to the value of the bond plus the value of the embedded option (without adjusting for transaction costs), with the difference between this figure and par consisting of transaction costs on the option, distribution fees and profit.

The Bank also calculates mid-market values for its structured notes after issuance for purposes of secondary market trading.  To determine the mid-market value of a particular issuance of structured notes as of any date, the Bank values each of the note’s components in the same way as described above, except that (x) the values of the embedded options are not adjusted for transaction costs and (y) the value of the bond component may be adjusted from time to time using a discount rate corresponding to the Bank’s then-prevailing internal funding rate, adjusted by a bid-side spread, or to another appropriate measure of the Bank’s cost of funds.  These determinations may vary from values used for financial reporting purposes.

If the Bank offers to purchase its structured notes from investors after issuance, the posted bid prices would be based on the Bank’s mid-market value for the notes less a customary bid spread, and the amount of fees and costs subject to amortization for a particular structured note would reflect the differential between the note’s issue price and the Bank’s mid-market value.

Please contact the undersigned, Joseph C. Kopec (ph: 212-250-1306; fax: 212-797-4563; e-mail: joseph.kopec@db.com), should you have any question concerning the foregoing. We hope that this supplemental filing is fully responsive to the questions you raised on the June 6 call. Of course, we would be pleased to provide any additional information that you may require.

Sincerely,

Deutsche Bank Aktiengesellschaft

By:
/s/ Joseph C. Kopec
Joseph C. Kopec
Managing Director & Associate General Counsel
Deutsche Bank AG New York Branch

By:
/s/ Mark Seffinger
Mark Seffinger
Managing Director & Associate General Counsel
Deutsche Bank AG New York Branch

cc:	Ms. Raquel Fox
(Securities and Exchange Commission)

Daniel N. Budofsky
(Davis Polk & Wardwell LLP)